Exhibit 2

Exhibit 2

2015 FOURTH QUARTER RESULTS Stock Listing Information NYSE (ADS) Ticker: CX Mexican Stock Exchange Ticker: CEMEXCPO Ratio of CEMEXCPO to CX = 10:1 Investor Relations In the United States: + 1 877 7CX NYSE In Mexico: + 52 (81) 8888 4292 E-Mail: ir@cemex.com

Operating and financial highlights

	January - December				Fourth Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Consolidated cement volume	66,036	65,565	1%		16,523	16,468	0%	
Consolidated ready-mix volume	52,889	53,556	(1%)		13,111	13,656	(4%)	
Consolidated aggregates volume	147,864	159,002	(7%)		36,781	39,680	(7%)	
Net sales	14,127	15,288	(8%)	5%	3,416	3,739	(9%)	2%
Gross profit	4,717	4,932	(4%)	8%	1,178	1,290	(9%)	3%
as % of net sales	33.4%	32.3%	1.1pp		34.5%	34.5%	0.0pp	
Operating earnings before other expenses, net	1,674	1,637	2%	17%	410	439	(6%)	11%
as % of net sales	11.8%	10.7%	1.1pp		12.0%	11.7%	0.3pp	
Controlling interest net income (loss) [1]	75	(507)	N/A		144	(178)	N/A	
Operating EBITDA	2,636	2,696	(2%)	9%	663	692	(4%)	7%
as % of net sales	18.7%	17.6%	1.1pp		19.4%	18.5%	0.9pp	
Free cash flow after maintenance capital expenditures[1]	881	399	121%		566	421	35%	
Free cash flow[1]	628	210	199%		489	335	46%	
Total debt plus perpetual notes	15,327	16,291	(6%)		15,327	16,291	(6%)	
Earnings (loss)of continuing operations per ADS	0.02	(0.39)	N/A		0.07	(0.13)	N/A	
Fully diluted earnings (loss) of continuing operations per ADS [2]	0.02	(0.39)	N/A		0.07	(0.13)	N/A	
Average ADSs outstanding	1,352.9	1,306.3	4%		1,372.3	1,324.4	4%	
Employees	42,625	43,019	(1%)		42,625	43,019	(1%)	

This information does not include discontinued operations. Please see page 17 on this report for additional information.
Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 8 for end-of quarter CPO-equivalent units outstanding.
*Like-to-like ("l-t-l") percentage variations adjusted for investments/divestments and currency fluctuations.
[1]This information includes discontinued operations.
[2]For 2014 and 2015, the effect of the potential dilutive shares generate anti-dilution; therefore, there is no change between the reported basic and diluted loss per share.

Consolidated net sales in the fourth quarter of 2015 decreased to US$3.4 billion, representing a decline of 9%, or an increase of 2% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared with the fourth quarter of 2014. The increase in consolidated net sales was due to higher prices of our products, in local currency terms, in most of our operations, as well as higher volumes in the U.S., and our Mediterranean and Asia regions.

Cost of sales as a percentage of net sales remained flat during the fourth quarter of 2015 compared with the same period last year at 65.5%.

Operating expenses as a percentage of net sales decreased by 0.3pp during the fourth quarter of 2015 compared with the same period last year, from 22.8% to 22.5%. The decrease was mainly driven by lower distribution expenses and our cost reduction initiatives.

Operating EBITDA decreased by 4% to US$663 million or increased by 7% on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations during the fourth quarter of 2015 compared with the same period last year. The increase on a like-to-like basis was mainly due to higher contributions from the U.S. and Mexico, as well as from our Northern Europe and Asia regions.

Operating EBITDA margin increased by 0.9pp from 18.5% in the fourth quarter of 2014 to 19.4% this quarter.

Gain (loss) on financial instruments for the quarter was a loss of US$21 million, resulting mainly from derivatives related to CEMEX shares.

Foreign exchange results for the quarter was a gain of US$21 million, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar, partially offset by the fluctuation of the Euro versus the U.S. dollar.

Controlling interest net income (loss) was an income of US$144 million in the fourth quarter of 2015 versus a loss of US$178 million in the same quarter of 2014. The income primarily reflects lower other expenses, lower loss on financial instruments, lower financial expenses and a positive effect in discontinued operations, partially offset by lower foreign exchange gain, lower operating earnings before other expenses, net and higher non-controlling interest.

Total debt plus perpetual notes decreased by US$254 million during the quarter.

2015 Fourth Quarter Results Page 2

Operating results

Mexico

	January - December				Fourth Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	2,843	3,185	(11%)	7%	672	827	(19%)	(3%)
Operating EBITDA	966	999	(3%)	16%	231	255	(10%)	9%
Operating EBITDA margin	34.0%	31.4%	2.6pp		34.4%	30.9%	3.5pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	1%	(6%)	(5%)	(16%)	(9%)	(19%)
Price (USD)	(8%)	(5%)	(10%)	(10%)	(10%)	(11%)
Price (local currency)	10%	14%	7%	8%	7%	6%

In Mexico, our domestic gray cement volumes decreased by 6% during the quarter and increased by 1% in the full year 2015, versus the same periods last year. Ready-mix volumes declined by 16% and 5% during the quarter and the full year, respectively, on a year-over-year basis.

Our volumes were impacted by our focus on our value-before-volume strategy and on profitability. However, cement volumes increased by 4 percent, on a sequential basis, with our market position remaining stable. The industrial-and-commercial sector was the main driver for our cement volumes during 2015, with a moderation in activity during the fourth quarter. Commercial activity continued to be strong during the quarter. The formal residential sector also had a positive performance during 2015 supported by credit growth from private banks and public entities.

United States

	January - December				Fourth Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	3,935	3,678	7%	7%	967	923	5%	5%
Operating EBITDA	565	421	34%	34%	173	138	26%	26%
Operating EBITDA margin	14.4%	11.4%	3.0pp		17.9%	14.9%	3.0pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	2%	5%	13%	12%	6%	8%
Price (USD)	6%	3%	5%	3%	(0%)	(1%)
Price (local currency)	6%	3%	5%	3%	(0%)	(1%)

In the United States, our domestic gray cement, ready-mix and aggregates volumes increased by 5%, 12% and 8%, respectively, during the fourth quarter of 2015 versus the same period last year. On a like-to-like basis, adjusting for the acquisition of ready-mix plants in California, ready-mix volumes grew by 9% on a year-over-year basis. During the full year, domestic gray cement, like-to-like ready-mix and aggregates volumes increased by 2%, 10% and 6%, respectively, versus 2014.

Our volumes grew during the quarter driven by favorable weather conditions despite continued reduced oil well demand. The residential and infrastructure sectors were the main drivers of volume growth during the quarter. Housing starts increased 12% in 2015 driven by low levels of inventories, job creation and increased household formation. Importantly, there was a pickup in single-family construction with growth in the double digits. In the infrastructure sector, activity picked up during the second half of 2015 driven by state spending and TIFIA funding. Also, in December the U.S. Congress passed a 5-year, $305 billion transportation bill called the FAST Act, Fixing America's Surface Transportation. The industrial-and-commercial sector growth excluding oil well activity continued supported by lodging and office construction spending.

2015 Fourth Quarter Results Page 3

Operating results

Northern Europe

	January - December				Fourth Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	3,057	3,865	(21%)	2%	738	901	(18%)	1%
Operating EBITDA	325	346	(6%)	13%	71	82	(14%)	13%
Operating EBITDA margin	10.6%	9.0%	1.6pp		9.6%	9.1%	0.5pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(3%)	(9%)	(12%)	(12%)	(18%)	(15%)
Price (USD)	(12%)	(9%)	(13%)	(9%)	(5%)	(3%)
Price (local currency)	2%	2%	1%	1%	8%	6%

Our domestic gray cement volumes in the Northern Europe region, on a like-to-like basis adjusting for the transactions with Holcim closed at the beginning of the first quarter of 2015, increased by 2% and 9% during the fourth quarter and the full year, respectively, versus the same periods of last year.

In Germany, like-to-like cement volumes increased by 7% and 6% during the fourth quarter and the full year, respectively, compared to the same periods of last year. The residential sector remained as the main driver of cement consumption during the quarter despite the capacity constraints of local construction industry and public authorities' restrictions. This sector continued to benefit from low unemployment, low mortgage rates, rising purchase power and growing immigration.

In Poland, domestic gray cement volumes for our operations increased by 2% and 15% during the quarter and the full year, respectively, versus the comparable periods of 2014. The increase in volumes during the quarter was driven by favorable weather conditions. Full year volume growth reflects our efforts to maintain our market presence stable during 2015 amidst slower than anticipated demand and challenging market dynamics. The infrastructure and residential sectors were the main drivers of demand during the year. However, demand from the infrastructure sector developed slower than anticipated during the year due to delays in announced projects.

In our operations in France, ready-mix and aggregates volumes increased by 4% and 1% during the fourth quarter versus the comparable period of last year. For the full year, ready-mix and aggregates volumes decreased by 5% and 2%, respectively, on a year-over-year basis. There was higher activity in traded aggregates volumes during the quarter and the full year. Volumes during the quarter benefited from increased activity in the residential sector. Housing permits and temporary labor contracts improved during the quarter. The pickup in housing sales reflects government's initiatives including a buy-to-let program and a stimulus package.

In the United Kingdom, our domestic gray cement and aggregates volumes increased by 1% and 8%, respectively, while ready-mix volumes declined by 3% on a year-over-year basis during the fourth quarter of 2015. For the full year, domestic gray cement and aggregates volumes increased by 7% and 5%, respectively, while ready-mix volumes decreased by 2% versus the previous year. Cement volume growth was driven by improvements in all of our main demand sectors. The decline in ready-mix volumes reflects our focus on profitability.

2015 Fourth Quarter Results Page 4

Operating results

Mediterranean

	January - December				Fourth Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	1,436	1,507	(5%)	3%	370	357	4%	8%
Operating EBITDA	257	311	(17%)	(12%)	63	67	(5%)	(2%)
Operating EBITDA margin	17.9%	20.6%	(2.7pp)		17.1%	18.7%	(1.6pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(2%)	7%	5%	8%	(4%)	6%
Price (USD)	(13%)	(19%)	(6%)	(0%)	(5%)	(0%)
Price (local currency)	(3%)	(10%)	2%	2%	4%	1%

Our domestic gray cement volumes in the Mediterranean region increased by 7% during the fourth quarter and declined by 2% during the full year, versus the same periods in 2014. On a like-to-like basis adjusting for the transactions with Holcim closed at the beginning of the first quarter of 2015, domestic gray cement volumes declined by 3% and 9% during the fourth quarter and full year, respectively, on a year-over-year basis.

In Spain, our domestic gray cement volumes increased by 46% and our ready-mix volumes declined by 17% during the quarter versus the comparable period last year. On a like-to-like basis, cement volumes declined by 10% and 9% during the quarter and the full year, respectively, compared to the same periods in 2014. The decline in like-to-like cement volumes is mainly due to our focus on more profitable volumes. Increased mortgages and housing sales as well as the upturn in prices continued to have a positive effect on the residential sector during the quarter.

In Egypt, our domestic gray cement volumes increased by 4% during the fourth quarter and decreased by 9% in the full year, versus the comparable periods in 2014. Volumes during the quarter benefited from the continuation of government projects. During the quarter and the full year, there was an increase in formal activity which led the growth in our bulk cement and ready-mix volumes.

South, Central America and the Caribbean

	January - December				Fourth Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	1,894	2,195	(14%)	1%	436	514	(15%)	1%
Operating EBITDA	571	727	(22%)	(9%)	125	165	(25%)	(11%)
Operating EBITDA margin	30.1%	33.1%	(3.0pp)		28.6%	32.2%	(3.6pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	(4%)	(5%)	(3%)	(12%)	(2%)	(9%)
Price (USD)	(13%)	(11%)	(14%)	(14%)	(16%)	(16%)
Price (local currency)	2%	6%	4%	4%	3%	2%

Our domestic gray cement volumes in the region declined by 5% and by 4% during the fourth quarter of 2015 and the full year, respectively, versus the comparable periods last year.

In Colombia, during the fourth quarter our domestic gray cement, ready-mix and aggregates volumes declined by 8%, 11% and 16%, respectively, compared to the fourth quarter of 2014. For the full year, our cement, ready-mix and aggregates volumes declined by 9%, 3% and 6%, respectively, compared to the full year 2014. Our volume performance both during the quarter and the year is mainly explained by a high comparison base in 2014, as well as by our value-before-volume strategy. During the fourth quarter our prices in local currency increased 5% sequentially, and by 18% compared with the fourth quarter of 2014.

2015 Fourth Quarter Results Page 5

Operating results

Asia

	January - December				Fourth Quarter			
	2015	2014	% Var.	l-t-l % Var.*	2015	2014	% Var.	l-t-l % Var.*
Net sales	665	612	9%	13%	162	155	4%	12%
Operating EBITDA	175	143	23%	26%	46	44	4%	8%
Operating EBITDA margin	26.4%	23.3%	3.1pp		28.2%	28.2%	-pp	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - December	Fourth Quarter	January - December	Fourth Quarter	January - December	Fourth Quarter
Volume	15%	10%	(6%)	(8%)	2%	70%
Price (USD)	1%	0%	(14%)	(19%)	(8%)	(2%)
Price (local currency)	4%	5%	1%	0%	0%	8%

Our domestic gray cement volumes in the Asia region increased by 10% and 15% during the fourth quarter and the full year, respectively, on a year-over-year basis.

In the Philippines, our domestic gray cement volumes showed favorable dynamics. Volume during the quarter benefited from increased activity in our main demand sectors. The infrastructure sector showed demand growth during the quarter. In addition, the residential sector remained strong as developers continued to expand housing projects supported by stable inflation, low mortgage rates and higher housing demand from Filipinos overseas. The industrial-and-commercial sector continued its growth momentum driven by office space demand.

2015 Fourth Quarter Results Page 6

Operating EBITDA, free cash flow and debt-related information

CEMEX

Operating EBITDA and free cash flow

	January - December			Fourth Quarter		
	2015	2014	% Var	2015	2014	% Var
Operating earnings before other expenses, net	1,674	1,637	2%	410	439	(6%)
+ Depreciation and operating amortization	962	1,060		252	253	
Operating EBITDA	2,636	2,696	(2%)	663	692	(4%)
- Net financial expense	1,151	1,334		270	311	
- Maintenance capital expenditures	510	502		206	207	
- Change in working capital	(291)	15		(398)	(330)	
- Taxes paid	486	558		39	79	
- Other cash items (net)	(75)	(86)		(22)	19	
- Free cash flow discontinued operations	(25)	(25)		1	(15)	
Free cash flow after maintenance capital expenditures	881	399	121%	566	421	35%
- Strategic capital expenditures	252	187		76	84	
- Strategic capital expenditures discontinued operations	1	2		1	2	
Free cash flow	628	210	199%	489	335	46%

Free cash flow during the quarter plus proceeds from divestments were mainly used for cash replenishment and debt repayment.

Our debt during the quarter reflects a positive foreign exchange conversion effect of US$71 million.

Information on debt and perpetual notes

	Fourth Quarter			Third Quarter
	2015	2014	% Var	2015
Total debt [1]	14,887	15,825	(6%)	15,136
Short-term	3%	8%		2%
Long-term	97%	92%		98%
Perpetual notes	440	466	(6%)	445
Cash and cash equivalents	887	852	4%	457
Net debt plus perpetual notes	14,441	15,440	(6%)	15,124
Consolidated funded debt [2]/EBITDA [3]	5.21	5.19		5.18
Interest coverage [3][4]	2.61	2.34		2.59

In millions of US dollars, except percentages and ratios.

	Fourth Quarter	
	2015	2014
Currency denomination		
US dollar	83%	88%
Euro	16%	10%
Mexican peso	0%	1%
Other	0%	0%
Interest rate		
Fixed	74%	71%
Variable	26%	29%

(1) Includes convertible notes and capital leases, in accordance with International Financial Reporting Standards (IFRS).
(2) Consolidated funded debt as of December 31, 2015 was US$13,806 million, in accordance with our contractual obligations under the Credit Agreement.
(3) EBITDA calculated in accordance with IFRS.
(4) Interest expense calculated in accordance with our contractual obligations under the Credit Agreement.

2015 Fourth Quarter Results Page 7

Equity-related and derivative instruments information

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	13,447,246,163
Stock-based compensation	1,360,297
End-of-quarter CPO-equivalent units outstanding	13,448,606,460

Outstanding units equal total CEMEX CPO-equivalent units less CPOs held in subsidiaries, which as of December 31, 2015 were 18,991,576.
CEMEX has outstanding mandatorily convertible securities which, upon conversion, will increase the number of CPOs outstanding by approximately 218 million, subject to antidilution adjustments.

Employee long-term compensation plans

As of December 31, 2015, our executives held 30,056,793 restricted CPOs, representing 0.2% of our total CPOs outstanding as of such date.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Fourth Quarter		Third Quarter
	2015	2014	2015
Notional amount of equity related derivatives [1] [2]	1,169	1,695	1,291
Estimated aggregate fair market value [1] [2] [3] [4]	17	266	39

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation, but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX's exposure to the risks being hedged.

Note: *Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of December 31, 2015, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$44 million, including a liability of US$10 million corresponding to an embedded derivative related to our mandatorily convertible securities, which according to our debt agreements, is presented net of the assets associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.*

(1) *Excludes an interest-rate swap related to our long-term energy contracts. As of December 31, 2015, the notional amount of this derivative was US$157 million, with a positive fair market value of approximately US$28 million.*

(2) *Excludes exchange rate derivatives, as of December 31, 2015, the notional amount of the derivatives were US$173 million, with a negative fair market value of approximately US$1 million.*

(3) *Net of cash collateral deposited under open positions. Cash collateral was US$14 million as of December 31, 2014.*

(4) *As required by IFRS, the estimated aggregate fair market value as of December 31, 2015 and 2014 includes a liability of US$10 million and US$28 million, respectively, relating to an embedded derivative in CEMEX's mandatorily convertible securities.*

2015 Fourth Quarter Results Page 8

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January – December				Fourth Quarter			
INCOME STATEMENT	2015	2014	% Var.	like-to-like % Var.*	2015	2014	% Var.	like-to-like % Var.*
Net sales	14,126,508	15,288,098	(8%)	5%	3,416,346	3,739,250	(9%)	2%
Cost of sales	(9,409,820)	(10,355,702)	9%		(2,238,532)	(2,449,388)	9%	
Gross profit	4,716,688	4,932,396	(4%)	8%	1,177,814	1,289,861	(9%)	3%
Operating expenses	(3,042,740)	(3,295,606)	8%		(767,348)	(851,078)	10%	
Operating earnings before other expenses, net	1,673,948	1,636,789	2%	17%	410,467	438,783	(6%)	11%
Other expenses, net	(189,609)	(377,813)	50%		(91,582)	(300,738)	70%	
Operating earnings	1,484,339	1,258,977	18%		318,885	138,045	131%	
Financial expense	(1,237,676)	(1,607,469)	23%		(277,816)	(344,697)	19%	
Other financial income (expense), net	(77,457)	189,610	N/A		(6,673)	(41,163)	84%	
Financial income	20,144	23,980	(16%)		6,586	4,336	52%	
Results from financial instruments, net	(170,800)	(65,820)	(159%)		(20,588)	(182,436)	89%	
Foreign exchange results	129,799	294,224	(56%)		20,805	151,678	(86%)	
Effects of net present value on assets and liabilities and others, net	(56,600)	(62,775)	10%		(13,476)	(14,741)	9%	
Equity in gain (loss) of associates	46,181	21,995	110%		15,307	7,412	107%	
Income (loss) before income tax	215,387	(136,888)	N/A		49,703	(240,402)	N/A	
Income tax	(142,449)	(296,191)	52%		64,076	71,340	(10%)	
Profit (loss) of continuing operations	72,938	(433,079)	N/A		113,779	(169,062)	N/A	
Discontinued operations	60,547	8,239	635%		44,589	(5,738)	N/A	
Consolidated net income (loss)	133,484	(424,840)	N/A		158,368	(174,800)	N/A	
Non-controlling interest net income (loss)	58,330	82,477	(29%)		14,368	2,973	383%	
Controlling interest net income (loss)	75,154	(507,317)	N/A		144,000	(177,774)	N/A	
Operating EBITDA	2,636,154	2,696,414	(2%)	9%	662,501	691,544	(4%)	7%
Earnings (loss) of continued operations per ADS	0.02	(0.39)	N/A		0.07	(0.13)	N/A	
Earnings (loss) of discontinued operations per ADS	0.04	0.01	610%		0.03	(0.00)	N/A	

	As of December 31		
BALANCE SHEET	2015	2014	% Var.
Total assets	31,472,103	34,936,289	(10%)
Cash and cash equivalents	886,830	854,096	4%
Trade receivables less allowance for doubtful accounts	1,611,980	1,828,622	(12%)
Other accounts receivable	279,547	300,909	(7%)
Inventories, net	1,028,237	1,226,187	(16%)
Assets held for sale	200,023	301,480	(34%)
Other current assets	268,797	302,655	(11%)
Current assets	4,275,414	4,813,950	(11%)
Property, machinery and equipment, net	12,427,900	13,767,183	(10%)
Other assets	14,768,789	16,355,156	(10%)
Total liabilities	21,967,255	24,883,959	(12%)
Liabilities held for sale	39,071	109,270	(64%)
Other current liabilities	4,173,065	5,333,376	(22%)
Current liabilities	4,212,136	5,442,645	(23%)
Long-term liabilities	13,298,030	12,980,122	2%
Other liabilities	4,457,088	6,461,191	(31%)
Total Stockholder's equity	9,504,848	10,052,330	(5%)
Non-controlling interest and perpetual instruments	1,177,554	1,157,936	2%
Total Controlling interest	8,327,294	8,894,394	(6%)

2015 Fourth Quarter Results Page 9

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms, except per ADS amounts)

	January - December			Fourth Quarter		
INCOME STATEMENT	2015	2014	% Var.	2015	2014	% Var.
Net sales	225,741,597	204,401,869	10%	57,292,130	52,536,456	9%
Cost of sales	(150,368,927)	(138,455,735)	(9%)	(37,540,181)	(34,413,905)	(9%)
Gross profit	75,372,669	65,946,133	14%	19,751,949	18,122,551	9%
Operating expenses	(48,622,984)	(44,062,259)	(10%)	(12,868,424)	(11,957,648)	(8%)
Operating earnings before other expenses, net	26,749,685	21,883,875	22%	6,883,525	6,164,902	12%
Other expenses, net	(3,029,949)	(5,051,357)	40%	(1,535,830)	(4,225,367)	64%
Operating earnings	23,719,737	16,832,518	41%	5,347,696	1,939,535	176%
Financial expense	(19,778,070)	(21,491,864)	8%	(4,658,981)	(4,842,986)	4%
Other financial income (expense), net	(1,237,768)	2,535,084	N/A	(111,903)	(578,340)	81%
Financial income	321,904	320,611	0%	110,448	60,924	81%
Results from financial instruments, net	(2,729,385)	(880,007)	(210%)	(345,267)	(2,563,229)	87%
Foreign exchange results	2,074,182	3,933,777	(47%)	348,901	2,131,082	(84%)
Effects of net present value on assets and liabilities and others, net	(904,470)	(839,297)	(8%)	(225,985)	(207,117)	(9%)
Equity in gain (loss) of associates	737,980	294,072	151%	256,705	104,140	147%
Income (loss) before income tax	3,441,878	(1,830,191)	N/A	833,517	(3,377,652)	N/A
Income tax	(2,276,330)	(3,960,074)	43%	1,074,552	1,002,328	7%
Profit (loss) of continuing operations	1,165,548	(5,790,264)	N/A	1,908,069	(2,375,324)	N/A
Discontinued operations	967,533	110,152	778%	747,762	(80,620)	N/A
Consolidated net income (loss)	2,133,081	(5,680,113)	N/A	2,655,831	(2,455,943)	N/A
Non-controlling net income (loss)	932,118	1,102,718	(15%)	240,953	41,777	477%
Controlling net income (loss)	1,200,964	(6,782,831)	N/A	2,414,879	(2,497,721)	N/A
Operating EBITDA	42,125,738	36,051,061	17%	11,110,136	9,716,194	14%
Earnings (loss) of continued operations per ADS	0.28	(5.15)	N/A	1.24	(1.79)	N/A
Earnings (loss) of discontinued operations per ADS	0.72	0.08	748%	0.54	(0.06)	N/A

	As of December 31		
BALANCE SHEET	2015	2014	% Var.
Total assets	542,264,339	514,960,893	5%
Cash and cash equivalents	15,280,077	12,589,375	21%
Trade receivables less allowance for doubtful accounts	27,774,415	26,953,889	3%
Other accounts receivable	4,816,591	4,435,402	9%
Inventories, net	17,716,526	18,073,998	(2%)
Assets held for sale	3,446,400	4,443,818	(22%)
Other current assets	4,631,374	4,461,141	4%
Current assets	73,665,384	70,957,624	4%
Property, machinery and equipment, net	214,132,714	202,928,272	6%
Other assets	254,466,241	241,074,998	6%
Total liabilities	378,495,804	366,789,550	3%
Liabilities held for sale	673,199	1,610,633	(58%)
Other current liabilities	71,901,908	78,613,960	(9%)
Current liabilities	72,575,106	80,224,594	(10%)
Long-term liabilities	229,125,065	191,327,002	20%
Other liabilities	76,795,632	95,237,954	(19%)
Total stockholders' equity	163,768,535	148,171,343	11%
Non-controlling interest and perpetual instruments	20,289,257	17,067,970	19%
Total controlling interest	143,479,279	131,103,374	9%

2015 Fourth Quarter Results Page 10

Operating results

CEMEX

Operating Summary per Country

In thousands of U.S. dollars

	January - December				Fourth Quarter			
NET SALES	2015	2014	% Var.	like-to-like % Var. *	2015	2014	% Var.	like-to-like % Var. *
Mexico	2,843,164	3,184,804	(11%)	7%	671,597	827,130	(19%)	(3%)
U.S.A.	3,935,000	3,678,449	7%	7%	966,856	923,005	5%	5%
Northern Europe	3,056,569	3,864,787	(21%)	2%	737,978	901,106	(18%)	1%
Mediterranean	1,436,251	1,506,933	(5%)	3%	370,110	356,734	4%	8%
South, Central America and the Caribbean	1,894,336	2,194,797	(14%)	1%	435,967	514,300	(15%)	1%
Asia	664,525	611,877	9%	13%	161,538	154,861	4%	12%
Others and intercompany eliminations	*296,663*	*246,450*	*20%*	*14%*	*72,301*	*62,114*	*16%*	*10%*
TOTAL	14,126,508	15,288,098	(8%)	5%	3,416,346	3,739,250	(9%)	2%

GROSS PROFIT								
Mexico	1,435,036	1,565,538	(8%)	10%	352,631	414,188	(15%)	2%
U.S.A.	951,296	696,915	37%	37%	262,895	209,057	26%	26%
Northern Europe	841,073	993,684	(15%)	(1%)	211,889	252,605	(16%)	(3%)
Mediterranean	370,723	422,752	(12%)	(5%)	95,928	95,441	1%	5%
South, Central America and the Caribbean	781,149	963,460	(19%)	(7%)	179,734	225,731	(20%)	(8%)
Asia	268,941	219,050	23%	26%	69,793	67,330	4%	9%
Others and intercompany eliminations	*85,099*	*70,996*	*20%*	*64%*	*20,791*	*25,510*	*(18%)*	*(0%)*
TOTAL	4,733,317	4,932,396	(4%)	8%	1,193,661	1,289,861	(7%)	3%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	814,517	819,301	(1%)	19%	194,846	212,631	(8%)	11%
U.S.A.	168,643	(8,518)	N/A	N/A	74,939	37,437	100%	100%
Northern Europe	164,320	136,514	20%	55%	31,086	32,116	(3%)	75%
Mediterranean	170,460	216,402	(21%)	(19%)	41,195	43,917	(6%)	(7%)
South, Central America and the Caribbean	492,389	639,375	(23%)	8%	105,912	142,912	(26%)	6%
Asia	142,401	112,256	27%	29%	37,124	35,742	4%	7%
Others and intercompany eliminations	*(263,569)*	*(278,539)*	*5%*	*(84%)*	*(60,137)*	*(65,972)*	*9%*	*(78%)*
TOTAL	1,689,163	1,636,789	3%	17%	424,965	438,783	(3%)	11%

2015 Fourth Quarter Results Page 11

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - December				Fourth Quarter			
OPERATING EBITDA	2015	2014	% Var.	like-to-like % Var. *	2015	2014	% Var.	like-to-like % Var. *
Mexico	965,838	999,142	(3%)	16%	230,760	255,439	(10%)	9%
U.S.A.	565,446	420,810	34%	34%	173,244	137,618	26%	26%
Northern Europe	324,987	346,157	(6%)	13%	70,809	82,108	(14%)	13%
Mediterranean	256,952	310,991	(17%)	(12%)	63,155	66,555	(5%)	(2%)
South, Central America and the Caribbean	570,850	727,223	(22%)	(9%)	124,633	165,479	(25%)	(11%)
Asia	175,468	142,719	23%	26%	45,529	43,654	4%	8%
Others and intercompany eliminations	*(223,387)*	*(250,627)*	*11%*	*(11%)*	*(45,629)*	*(59,308)*	*23%*	*(0%)*
TOTAL	2,636,154	2,696,414	(2%)	9%	662,501	691,544	(4%)	7%

OPERATING EBITDA MARGIN	2015	2014	2015	2014
Mexico	34.0%	31.4%	34.4%	30.9%
U.S.A.	14.4%	11.4%	17.9%	14.9%
Northern Europe	10.6%	9.0%	9.6%	9.1%
Mediterranean	17.9%	20.6%	17.1%	18.7%
South, Central America and the Caribbean	30.1%	33.1%	28.6%	32.2%
Asia	26.4%	23.3%	28.2%	28.2%
TOTAL	18.7%	17.6%	19.4%	18.5%

2015 Fourth Quarter Results Page 12

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - December			Fourth Quarter		
	2015	2014	% Var.	2015	2014	% Var.
Consolidated cement volume [1]	66,036	65,565	1%	16,523	16,468	0%
Consolidated ready-mix volume	52,889	53,556	(1%)	13,111	13,656	(4%)
Consolidated aggregates volume	147,864	159,002	(7%)	36,781	39,680	(7%)

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - December 2015 Vs. 2014	Fourth Quarter 2015 Vs. 2014	Fourth Quarter 2015 Vs. Third Quarter 2015
Mexico	1%	(6%)	4%
U.S.A.	2%	5%	(8%)
Northern Europe	(3%)	(9%)	(16%)
Mediterranean	(2%)	7%	1%
South, Central America and the Caribbean	(4%)	(5%)	(7%)
Asia	15%	10%	0%

READY-MIX VOLUME			
Mexico	(5%)	(16%)	(1%)
U.S.A.	13%	12%	(8%)
Northern Europe	(12%)	(12%)	(7%)
Mediterranean	5%	8%	12%
South, Central America and the Caribbean	(3%)	(12%)	(14%)
Asia	(6%)	(8%)	2%

AGGREGATES VOLUME			
Mexico	(9%)	(19%)	1%
U.S.A.	6%	8%	(11%)
Northern Europe	(18%)	(15%)	(7%)
Mediterranean	(4%)	6%	8%
South, Central America and the Caribbean	(2%)	(9%)	(11%)
Asia	2%	70%	27%

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2015 Fourth Quarter Results

Page 13

Operating results

Price Summary

Variation in U.S. Dollars

DOMESTIC GRAY CEMENT PRICE	January - December 2015 Vs. 2014	Fourth Quarter 2015 Vs. 2014	Fourth Quarter 2015 Vs. Third Quarter 2015
Mexico	(8%)	(5%)	(2%)
U.S.A.	6%	3%	(1%)
Northern Europe (*)	(12%)	(9%)	(2%)
Mediterranean (*)	(13%)	(19%)	(3%)
South, Central America and the Caribbean (*)	(13%)	(11%)	1%
Asia (*)	1%	0%	(1%)

READY-MIX PRICE			
Mexico	(10%)	(10%)	(1%)
U.S.A.	5%	3%	(1%)
Northern Europe (*)	(13%)	(9%)	(1%)
Mediterranean (*)	(6%)	(0%)	(0%)
South, Central America and the Caribbean (*)	(14%)	(14%)	(2%)
Asia (*)	(14%)	(19%)	(4%)

AGGREGATES PRICE			
Mexico	(10%)	(11%)	(2%)
U.S.A.	(0%)	(1%)	1%
Northern Europe (*)	(5%)	(3%)	(2%)
Mediterranean (*)	(5%)	(0%)	(2%)
South, Central America and the Caribbean (*)	(16%)	(16%)	(1%)
Asia (*)	(8%)	(2%)	(0%)

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - December 2015 Vs. 2014	Fourth Quarter 2015 Vs. 2014	Fourth Quarter 2015 Vs. Third Quarter 2015
Mexico	10%	14%	(0%)
U.S.A.	6%	3%	(1%)
Northern Europe (*)	2%	2%	1%
Mediterranean (*)	(3%)	(10%)	(2%)
South, Central America and the Caribbean (*)	2%	6%	2%
Asia (*)	4%	5%	1%

READY-MIX PRICE			
Mexico	7%	8%	0%
U.S.A.	5%	3%	(1%)
Northern Europe (*)	1%	1%	1%
Mediterranean (*)	2%	2%	0%
South, Central America and the Caribbean (*)	4%	4%	(1%)
Asia (*)	1%	0%	(1%)

AGGREGATES PRICE			
Mexico	7%	6%	(1%)
U.S.A.	(0%)	(1%)	1%
Northern Europe (*)	8%	6%	0%
Mediterranean (*)	4%	1%	(2%)
South, Central America and the Caribbean (*)	3%	2%	(1%)
Asia (*)	0%	8%	2%

(*) Volume weighted-average price.

2015 Fourth Quarter Results Page 14

Other activities CEMEX announced organizational changes On December 1, 2015, CEMEX announced changes to its senior level organization, effective January 1, 2016. All of the executives named below are current executive committee members that have had significant international operating management experience: Juan Romero Torres has been ratified as President of CEMEX Mexico. Ignacio Madridejos Fernández was appointed President of CEMEX USA. Jaime Gerardo Elizondo Chapa was appointed President of CEMEX Europe. This new region now integrates all our operations in Europe including Spain and Croatia. Jaime Muguiro Domínguez was appointed President of CEMEX South, Central America and the Caribbean. Joaquín Miguel Estrada Suárez was appointed President of CEMEX Asia, Middle East and Africa. The existing Asia region now includes CEMEX´s Middle East and Africa operations. Karl H. Watson Jr., former President of CEMEX USA, left the company effective January 1st, 2016 and was retained by CEMEX in an advisory capacity until June 30, 2016. All other Executive Vice Presidents that head corporate staff functions which report to CEMEX’s CEO remain unchanged. CEMEX’s health & safety practices recognized in Europe On November 24, 2015, CEMEX announced that its operations in the United Kingdom (UK) and Latvia earned prestigious industry awards for their outstanding health and safety (“H&S”) practices. CEMEX UK was awarded the John Crabbe Trophy, the Mineral Products Association’s (“MPA”) highest honor for H&S. CEMEX Latvia won the Latvian Golden Helmet Award, granted by the State Labour Inspectorate of the Republic of Latvia in recognition of excellent practices in work safety. In awarding this edition of the John Crabbe Trophy, the jury highlighted CEMEX UK’s excellence in four key areas: leadership training with Visible Felt Leadership targets for all managers; health and well-being embedded as a core value; “stepping in” to prevent unsafe behavior as part of CEMEX UK’s culture at all levels; and strong contractor management. In addition to two individual recognitions, CEMEX UK’s H&S practices received awards in the following categories: Transport Initiatives, Contractors’ Safety, Engineering Initiatives, Reducing Occupational Road Risk, Occupational Health and Well-being, and Behavioral Safety. CEMEX Latvia was awarded the Golden Helmet Award thanks to its efforts to prevent threats in the workplace and share its experience with other companies. CEMEX was recognized for its transparency in environmental disclosure On November 11, 2015, CEMEX announced that it was ranked second in the Latin American Climate Disclosure Leadership Index, a ranking compiled by CDP that recognizes leading companies in the disclosure of data related to environmental and CO2 emissions performance. CEMEX earned this honor for its sound sustainability practices and its comprehensive disclosure, which earned a score of 99 out of 100 for the transparency and completeness of information provided. This is the fourth consecutive year that CEMEX was included in this ranking. CDP is an international, not-for-profit organization that provides the only global system for companies and cities to measure, disclose, manage, and share vital environmental information. CEMEX Building Award recognizes the most outstanding projects worldwide On November 6, 2015, CEMEX announced the winners of the XXIV Edition of the CEMEX Building Award at an awards ceremony held in the Colegio Vizcainas, a nonprofit educational institution in Mexico City. This year’s CEMEX Building Award received 637 entries in the Domestic Edition and 36 entries in the International Edition. The participants’ buildings were constructed in Colombia, Costa Rica, Croatia, the Dominican Republic, Germany, Guatemala, Hungary, Mexico, Nicaragua, Panama, Puerto Rico, Spain, and the United States. A 17-member jury, comprised of experts from the building industry, scholars, government institutions, and private organizations from eight different countries, evaluated the projects submitted. The winning entries were recognized for the diversity of their technical, conceptual, and aesthetic solutions as applied to their design, construction, or use. CEMEX closed Austria and Hungary transaction On November 2, 2015, CEMEX announced that it has closed the sale of its operations in Austria and Hungary to the Rohrdorfer Group for approximately €165.1 million. The transaction was originally announced on August 12, 2015. The Austrian operations consist of 24 aggregate quarries and 34 ready-mix plants. CEMEX’s operations in Austria had net sales of approximately US$241 million in 2014. The Hungarian operations consist of 5 aggregate quarries and 34 ready-mix plants. CEMEX’s operations in Hungary had net sales of approximately US$47 million in 2014. The proceeds obtained from this transaction were used mainly for debt reduction and for general corporate purposes. CEMEX recognized in the UK for excellence protecting road users On October 26, 2015, CEMEX announced that its operations on the United Kingdom (UK) were recognized with the Chartered Institute of Logistics and Transport (CILT) Annual Award for Excellence in Vulnerable Road Users Safety. The award was sponsored by Transport for London and highlights the initiatives undertaken by CEMEX UK since 2004. CEMEX UK’s ongoing efforts in road safety cover all areas of transport business: driver training; additional safety features on CEMEX’s large goods vehicles (LGVs); a comprehensive education program working with cyclists to highlight the dangers about LGVs; and close cooperation with industry bodies to help achieve a national standard of safety features on vehicles and increase the awareness of the issues involved. CEMEX Panama awarded highest recognition for environmental management On October 20, 2015, CEMEX announced that its Panamanian operations were awarded the highest recognition in sustainable development and environmental management by the Panamanian Chamber of Construction (CAPAC for its acronym in Spanish). CEMEX Panama earned this honor for its implementation of protection and conservation policies in the environments where the company operates. The CAPAC’s panel of judges included engineers, architects, developers, governmental officials, and scholars. The award criteria included companies’ environmental policies, energy and water efficiency, waste management, and handling of chemical substances; air pollution mitigation; environmental controls and records; environmental contingency plans; and reforestation plans.

Other information Mexican Tax Reform 2010, 2014 and 2016 In November 2009, amendments to the income tax law effective on January 1, 2010 were approved in Mexico. Such amendments modified the tax consolidation regime by requiring entities to determine income taxes as if the tax consolidation rules did not exist from 1999 onward, specifically turning into taxable items: a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity of the consolidated entity for tax purposes; b) dividends from the controlled entities for tax purposes to the Parent Company; and c) other transactions that represented the transfer of resources between the companies included in the tax consolidation. In December 2010, pursuant to miscellaneous rules, the tax authority in Mexico had granted the option to defer the calculation and payment of the income tax over the difference in equity explained above, until the subsidiary was desincorporated of or the elimination the tax consolidation. Nonetheless, in December 2013 new amendments to the income tax law in Mexico were approved effective beginning January 1, 2014, which eliminated the tax consolidation regime in effect until December 31, 2013, and implemented prospectively a new voluntary integration regime that CEMEX not applied. As a result, beginning in 2014, each Mexican entity determines its income taxes based solely in its individual results. A period of up to 10 years was established for the settlement of the liability for income taxes related to the tax consolidation regime accrued until December 31, 2013, amount which considering the rules issued for the disconnection of the tax consolidation regime as well as payments made during 2013 amounted to approximately US$1,901 million, based on an exchange rate of Ps13.05 to US$1.00 as of December 31, 2013. In 2014, considering payments incurred net of inflation adjustments, as of December 31, 2014, the balance payable was reduced to approximately US$1,454 million, based on an exchange rate of Ps14.74 to US$1.00 as of December 31, 2014. Furthermore, in October 2015, a new tax reform approved by Congress (the “new tax reform”) granted entities the option to settle a portion of the liability for the exit of the tax consolidation regime using available tax loss carryforwards of the previously consolidated entities, considering a discount factor, and a tax credit to offset certain items of the aforementioned liability. Consequently, during 2015, as a result of payments made, the liability was further reduced to approximately US$938 million*, which after the application of tax credits and assets for tax loss carryforwards (as provided by the new tax reform) which had a book value for CEMEX before discount of approximately US$646 million*, as of December 31, 2015, the Parent Company’s liability was reduced to approximately US$226 million*. *Based on an exchange rate of Ps17.23 to US$1.00 as of December 31, 2015. Polish Antitrust Investigation Regarding the antitrust proceedings formally initiated in January 2007 against all cement producers in Poland, including CEMEX, and the corresponding fine issued in December 2013 that was appealed by CEMEX in May 2014, the appeals court in December 2015 scheduled a hearing for February 26, 2016. The penalty to be paid, if any, must be paid within 14 calendar days after the formal announcement by the appeals court. An accounting provision for this matter exists. Antitrust Investigations in Spain by the CNMC In January 2015, one of our subsidiaries in Spain was notified of the initiation by the Spanish National Commission of Markets and Competition of a proceeding for alleged anticompetitive practices. In November 2015 we were notified that the alleged anticompetitive practices investigated cover the year 2009 for the cement market and the years 2008, 2009, 2012, 2013 and 2014 for the ready-mix market. We believe that we have not breached any applicable laws. Currently, we do not expect that any penalty or remedy, if received, would have a material adverse impact on our results of operations, liquidity and financial condition.

Other information

CEMEX

Discontinued Operations

With an effective date of October 31, 2015, after all agreed upon conditions precedent were satisfied, CEMEX completed the sale of its operations in Austria and Hungary announced on August 12, 2015 to the Rohrdorfer Group for approximately €165.1 million, after final adjustments agreed for changes in cash and working capital balances as of the transfer date. The combined operations in Austria and Hungary consisted of 29 aggregate quarries and 68 ready-mix plants. The operations in Austria and Hungary included in CEMEX's statements of operations for all reported periods were reclassified to the single line item "Discontinued operations," which includes, in 2015, a gain on sale of approximately US$45.3 million. Such gain on sale includes the reclassification to the statement of operations of foreign currency translation effects accrued in equity until October 31, 2015 for approximately US$12.5 million.

In addition, on August 12, 2015, CEMEX agreed with Duna-Dráva Cement, the sale of its Croatia operations, including assets in Bosnia and Herzegobina, Montenegro and Serbia, for approximately €230.9 million, amount subject to adjustments for changes in cash and working capital at the change of control date. The operations in Croatia, including assets in Bosnia and Herzegobina, Montenegro and Serbia, mainly consist of three cement plants with aggregate annual production capacity of approximately 2.4 million tons of cement, two aggregates quarries and seven ready-mix plants. As of December 31, 2015, the closing of this transaction is subject to customary conditions precedent, which includes the approval from the relevant authorities. CEMEX expects to conclude the sale of its operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, during the first half of 2016. The operations in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, included in CEMEX's statements of operations for all reported periods were reclassified to the single line item "Discontinued Operations."

For accounting purposes as of December 31, 2015, the balance sheet of CEMEX's operation in Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, have been reclassified to assets and liabilities held for sale. As of December 31, 2015, the combined selected condensed balance sheet information of CEMEX operations in this unit was as follows:

BALANCE SHEET	As of December 31
(Millions of Mexican pesos)	2015
Current assets	438
Property, machinery and equipment, net	2,562
Intangible assets and other non-current assets	446
Total assets held for sale	3,446
Current liabilities	442
Non-current liabilities	231
Total liabilities held for sale	673
Net assets held for sale	2,773

The following table presents condensed combined information of the statement of operations of CEMEX discontinued operations in Austria, Hungary and Croatia, including assets in Bosnia and Herzegovina, Montenegro and Serbia, for the years ended December 31, 2015 and 2014 and the three-month periods ended December 31, 2015 and 2014:

INCOME STATEMENT	Jan-Dec		Fourth Quarter	
(Millions of Mexican pesos)	2015[1]	2014	2015[1]	2014
Sales	5,446	5,621	883	1,384
Cost of sales and operating expenses	(5,096)	(5,321)	(854)	(1,322)
Other expenses, net	21	(77)	26	(72)
Interest expense, net and others	(54)	(50)	(14)	(9)
Income (loss) before income tax	317	173	41	(19)
Income tax	(85)	(63)	(34)	(62)
Net income (loss)	232	110	7	(81)
Non controlling net income	6	0	1	0
Controlling net income	226	110	6	(81)

[1]For the year ended December 31, 2015, includes the operations of Austria and Hungary for the ten-month period ended October 31, 2015, and for the fourth quarter ended December 31, 2015, includes the operations of Austria and Hungary for the one-month period ended October 31, 2015.

2015 Fourth Quarter Results Page 17

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, beginning January 1, 2008, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader's convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for the fourth quarter of 2015 and the fourth quarter of 2014 are 16.77 and 14.05 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader's convenience. Figures presented in US dollars for Mexico, as of December 31, 2015, and December 31, 2014, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2015 and 2014, provided below.

Breakdown of regions

Northern Europe includes operations in the Czech Republic, France, Germany, Ireland, Latvia, Poland, and the United Kingdom, as well as trading operations in several Nordic countries.

The Mediterranean region includes operations in Egypt, Israel, Spain, and the United Arab Emirates.

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Brazil, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The Asia region includes operations in Bangladesh, Malaysia, the Philippines, Taiwan, and Thailand.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 1,372.3 million for the fourth quarter of 2015; 1,352.9 million for year-to-date 2015; 1,324.4 million for the fourth quarter of 2014; and 1,306.3 million for year-to-date 2014.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued as a result of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Definition of terms

Exchange rates	January - December		Fourth Quarter		Fourth Quarter	
	2015	2014	2015	2014	2015	2014
	Average	Average	Average	Average	End of period	End of period
Mexican peso	15.98	13.37	16.77	14.05	17.23	14.74
Euro	0.9077	0.7583	0.9247	0.8071	0.9205	0.8263
British pound	0.6559	0.6079	0.6653	0.6340	0.6780	0.6416

Amounts provided in units of local currency per US dollar.

2015 Fourth Quarter Results Page 18